Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: lliad Holdings, Inc.
Commission File No. 0-00000

Date:	March 22, 2007
To:	Hanover Employees Worldwide
From:	John Jackson, President and CEO
Subject:	UPDATE: Proposed merger with Universal Compression Holdings

Progress continues to be made on several fronts as the proposed merger of Hanover and Universal Compression Holdings moves forward. This process is a lengthy one and several milestones must be reached.
The Core Project Team has been formed and includes five members from each of the respective companies. This joint team oversees the day-to-day process of planning for the merging the two companies, including such tasks as oversight of the company naming process, determination of a potential new corporate headquarters location and the integration of our respective information technology areas.
One of the first tasks is developing a name, logo, company colors, stock ticker symbols and the internet addresses for the proposed new company. The Naming / Branding Task Force, which includes Stephen York and Rick Goins from Hanover and Rich Leong and Brian Roy from Universal, in concert with the Core Project Team has hired a worldwide branding company to develop the new name. We hope to have a new company name and logo by the end of April.
The Headquarters Task Force has been formed to begin studying the requirements / necessity of a new company corporate headquarters. This Task Force includes Steve Snider, the President and CEO of the new company; Lee Beckelman, Dave Egbert and Rob Rice of Hanover and Daniel Schlanger and Kelly Battle of Universal.
The Information Technology Task Force has been formed to begin studying how to efficiently integrate our respective information technology areas once the merger has been approved. The task force is comprised of Ron Farrow, Kim Nix and Stephen York from Hanover and Michael Anderson, Norm Hagen and Lee Hardin from Universal.
In addition to the task forces mentioned, there will be many more to be formed over the coming months. We also expect to have a merger integration consultant hired by mid-April as well.
Thanks to everyone who has contributed questions about the merger via the new MyHanover merger information site, the merger e-mail box (info@hanover-co.com) and at the employee meetings. Our Human Resources, Investor Relations and Corporate Communications teams are reviewing your questions, which number in the hundreds. We will post updated answers as they become available ... but at this early date, our best and most appropriate answer is to work safely and continue to compete. We will continue to update you regularly.

Additional Information
     In connection with the proposed merger, a registration statement of Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
     Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.